

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
MAR 17 2005
WASH. D.C.
202
SECTION

Amendment No. 2
to
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Meridian Energy Corporation
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Alberta
(Jurisdiction of Subject Company's Incorporation or Organization)

True Energy Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

58960K
(CUSIP Number of Class of Securities (if applicable))

Torys LLP
237 Park Avenue
New York, New York 10017
Attention: Andrew J. Beck
(212) 880-6000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 7, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. **Home Jurisdiction Documents**

*Offer to Purchase and Take-over Bid Circular of True Energy Inc. ("True Energy"), dated February 7, 2005 (the "Circular")
*Letter of Transmittal for Meridian Shareholders
*Notice of Guaranteed Delivery for Meridian Shareholders
*Notice of Change, dated March 4, 2005
Notice of Extension, dated March 16, 2005

*Previously furnished.

Item 2 **Informational Legends**

See the cover page of the Circular.

This document is important and requires your immediate attention. It should be read in conjunction with the Offer to Purchase and accompanying Circular of True Energy Inc. dated February 7, 2005, as amended by the Notice of Change dated March 4, 2005. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

March 16, 2005

NOTICE OF EXTENSION
of
TRUE ENERGY INC.
in respect of its
OFFER TO PURCHASE
all of the Common Shares
of
MERIDIAN ENERGY CORPORATION

This is an extension to the offer to purchase and the accompanying take-over bid circular (the "Circular") dated February 7, 2005 of True Energy Inc. ("True"), as amended by the notice of change (the "Notice of Change") dated March 4, 2005 (as amended, the "Offer") pursuant to which True is offering to purchase all of the outstanding common shares ("Meridian Shares") of Meridian Energy Corporation ("Meridian") on the terms and conditions set forth in the Offer, the Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery.

Except as otherwise set forth in this Notice, the information, terms and conditions contained in the Offer continue to be applicable in all respects and this Notice should be read in conjunction with the Offer. Unless the context requires otherwise, terms not defined herein have the meanings set forth in the Offer. The term "Offer" means the Offer, as amended by this Notice.

The Offer, as amended in accordance with this Notice, is open for acceptance until 4:30 p.m. (Calgary time) on March 28, 2005, unless extended or withdrawn.

The board of directors of Meridian has unanimously recommended that shareholders of Meridian accept the Offer. Meridian's financial advisor, Tristone Capital Inc., has expressed an opinion to the board of directors of Meridian that the consideration to be received by the holders of Meridian Shares pursuant to the Offer is fair, from a financial point of view, to holders of Meridian Shares. For further information, refer to the Directors' Circular of the board of directors of Meridian.

Holders of Meridian Shares who wish to accept the Offer must properly complete and execute the Letter of Transmittal provided with the Offer or a manually executed facsimile thereof and deposit it, together with the certificate or certificates representing their Meridian Shares, at the offices of Computershare Trust Company of Canada (the "Depositary") shown in the Letter of Transmittal and on the last page of this document, in accordance with the instructions in the Letter of Transmittal. Alternatively, a holder of Meridian Shares who desires to deposit such shares and whose certificate or certificates for such shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance".

Questions and requests for assistance may be directed to the Depositary and additional copies of this Notice, the Offer, the Circular, the Notice of Change, the Letter of Transmittal and Notice of Guaranteed Delivery, as well as documents incorporated by reference therein, may be obtained upon request without charge from those persons at their respective offices shown in the Letter of Transmittal and on the last page of this document. Persons whose Meridian Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Meridian Shares.

TRUE ENERGY INC.

NOTICE OF EXTENSION TO TAKE-OVER BID

TO: SHAREHOLDERS OF MERIDIAN ENERGY CORPORATION

By notice to the Depositary, True has amended the Offer pursuant to which True is offering to purchase all of the issued and outstanding Meridian Shares on the terms and conditions set forth in this Notice.

Except as otherwise set forth in this Notice of Extension (the "Notice"), the information, terms and conditions contained in the Offer continue to be applicable in all respects and this Notice should be read in conjunction therewith. All capitalized terms used herein and not specifically defined herein shall have the meanings set forth in the Offer unless the context otherwise requires. The term "Offer" means the Offer, as amended by this Notice.

1. Extension of the Offer

The Expiry Date has been amended so as to mean March 28, 2005, unless the Offer is further extended (pursuant to Section 5 of the Offer, "Extension and Variation of the Offer"), in which event the Expiry Date shall mean the latest date on which the Offer, as so extended, expires.

2. Recent Developments

True provided notice to the Depositary dated March 15, 2005 that the Offer was extended to the amended Expiry Date in accordance with the Notice and on March 15, 2005 True took-up and paid for an aggregate of 37,500,658 Meridian Shares representing approximately 95% of the outstanding Meridian Shares which had been deposited under the Offer and not withdrawn at such time.

Following the acquisition by True of the Meridian Shares deposited pursuant to the Offer, the board of directors of Meridian was reconstituted with nominees of True and is now comprised of nominees of True. The officers of Meridian are now Paul R. Baay, President and Chief Executive Officer and Joan E. Dunne, Vice-President and Chief Financial Officer. In addition, Mr. Raymond G. Smith, former Chairman and Chief Executive Officer of Meridian, has been appointed to the board of directors of True.

3. Payment for Deposited Securities

As True has taken-up Meridian Shares pursuant to the Offer in accordance with applicable law, any further Meridian Shares deposited under the Offer are required to be paid for within 3 Business Days of being taken-up and in any event must be taken-up and paid for within 10 days of such deposit. See Section 6 of the Offer, "Payment for Deposited Meridian Shares".

4. Rights of Withdrawal

All deposits of Meridian Shares pursuant to the Offer are irrevocable, provided that any Meridian Share deposited in acceptance of the Offer (other than such Meridian Shares as are deposited pursuant to the Pre-Tender Agreements except as provided therein) may be withdrawn by or on behalf of the Depositing Shareholder (unless otherwise required or permitted by applicable law):

(a) at any time before the Meridian Shares are taken-up by True; and

(b) at any time after March 16, 2005, provided that the Meridian Shares have not been taken-up and paid for by True at such time, until the expiration of 10 days after such date.

Meridian Shareholders will otherwise have the right to withdraw Meridian Shares under the circumstances and in the manner described in Section 7 of the Offer, "Withdrawal of Deposited Meridian Shares".

5. Consequential Amendments

Consequential amendments in accordance with this Notice are deemed to be made where required to the Offer, the Circular, the Notice of Change, the Letter of Transmittal and the Notice of Guaranteed Delivery. Except as varied by this Notice, all terms of the Offer remain in effect, unamended.

6. Statutory Rights

Securities legislation and certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of recession or to damages, or both, if there is misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within the prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE

The contents of this Notice of Extension have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of True Energy Inc.

The foregoing, together with the Offer and Circular as it has been supplemented and amended by the Notice of Change and this Notice, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta, this 16th day of March, 2005.

(signed) "*Paul R. Baay*"
President and Chief Executive Officer

(signed) "*Joan E. Dunne*"
Vice President, Finance and Chief Financial Officer

On behalf of the Board of Directors

(signed) "*Kenneth P. Acheson*"
Director

(signed) "*John H. Cuthbertson*"
Director

The Depositary for the Offer is:

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail:

P.O. Box 7021
31 Adelaide St. E.
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

By Hand, by Courier or by Registered Mail:

Toronto
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

OR

Calgary
Watermark Tower, Suite 600, 530- 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Toll Free: 1-800-564-6253
Email: service@computershare.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary at the telephone numbers and locations set out above.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Amendment No. 2 to Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by True Energy Inc. concurrently with the Form CB filed on February 8, 2005.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of March 16, 2005.

True Energy Inc.

By: 

Name: Paul R. Baay
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
*2.1	Revised Initial Annual Information Form of True Energy dated May 12, 2004 for the year ended December 31, 2003, including management' discussion and analysis incorporated by reference therein;
*2.2	Information Circular - Proxy Statement of True Energy dated March 31, 2004 relating to the annual and special meeting of True Energy shareholders held on May 20, 2004 (excluding the disclosure under the headings "Report of Compensation Committee", "Performance Graph" and "Corporate Governance Practices");
*2.3	Audited comparative consolidated financial statements of True Energy for the years ended December 31, 2003 and 2002, together with the notes thereto and the auditors' report thereon, contained in True Energy's 2003 Annual Report;
*2.4	Unaudited interim comparative consolidated financial statements of True Energy for the three and nine months ended September 30, 2004 and management's discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2004;
*2.5	Material Change Report of True Energy dated April 7, 2004 in respect of the private placement of 4,457,153 common shares and 2,558,140 common shares of True Energy issued on a flow-through basis;
*2.6	Material Change Report of True Energy dated January 25, 2005 in respect of the proposed acquisition of Meridian by True Energy;
*2.7	Audited comparative financial statements of Meridian for the years ended December 31, 2003, 2002 and 2001, together with the notes thereto and the auditors' report thereon; and
*2.8	Unaudited interim comparative financial statements of Meridian for the nine months ended September 30, 2004.
*2.9	Statement of reserves data and other oil and gas information of True Energy for the year ended December 31, 2004.

*Previously furnished.